SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                ------------

                               SCHEDULE TO/A
                               (RULE 14d-100)
               Tender Offer Statement Under Section 14(d)(1)
         or Section 13(e)(1) of the Securities Exchange Act of 1934
                             (AMENDMENT NO. 4)*


                             IFR SYSTEMS, INC.
                     (Name of Subject Company (issuer))

                          TESTCO ACQUISITION CORP.
                        a wholly owned subsidiary of

                           AEROFLEX INCORPORATED
                    (Names of Filing Persons (offerors))

                                ------------

                   Common Stock, Par Value $.01 Per Share
         (Including the Associated Rights to Purchase Common Stock)
                       (Title of Class of Securities)

                                ------------

                                 449507102
                   (CUSIP Number of Class of Securities)

                               Michael Gorin
                                 President
                           Aeroflex Incorporated
                           35 South Service Road
                            Plainview, NY 11803
                         Telephone: (516) 694-6700
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                  Copy to:

Blaine V. Fogg, Esq.                                Nancy D. Lieberman, Esq.
Skadden, Arps, Slate,                               Blau, Kramer, Wactlar
  Meagher & Flom LLP                                  & Lieberman, P.C.
Four Times Square                                   100 Jericho Quadrangle
New York, NY 10036                                  Jericho, NY 11753
Telephone: 212-735-3000                             Telephone: 516-822-4820

                         CALCULATION OF FILING FEE
================================================================================
Transaction Valuation**                                  Amount Of Filing Fee***
      $12,485,984                                                 $1,149


** Estimated for the purpose of calculating the filing fee only in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based upon (a) $1.35 multiplied by (b) 9,248,877, representing the number of shares of common stock, par value $.01 per share of IFR Systems, Inc. (including the associated rights to purchase common stock, the "Shares") outstanding as of April 19, 2002 plus the maximum number of Shares issuable pursuant to outstanding options. The amount of the filing fee calculated in accordance with
     Section 13(e) of the Securities Exchange Act of 1934, as amended, equals the product of .000092 and the transaction value.

*** The filing fee was previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A                   Form or Registration No.: N/A
     Filing party: N/A                             Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================
Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.

     [ ] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


* This Amendment No. 4 also constitutes the initial filing of the Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the initial filing of the Schedule 13D.



==============================================================================


                                SCHEDULE 13D

     CUSIP No. 449507102
     ------------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Aeroflex Incorporated
          IRS Id. No: 11-1974412
     ------------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     ------------------------------------------------------------------------
     3.   SEC USE ONLY

     ------------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     ------------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     ------------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
     ------------------------------------------------------------------------
                                      7.   SOLE VOTING POWER
           NUMBER OF                       0
            SHARES                  -----------------------------------------
         BENEFICIALLY                 8.   SHARED VOTING POWER
           OWNED BY                        6,940,836
             EACH                   -----------------------------------------
           REPORTING                  9.   SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH                   -----------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           6,940,836
     ------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           6,940,836
     ------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     ------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   83.8%(1)
     ------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO

------------------------
(1) Based on the 8,282,009 shares issued and outstanding as of the close of business on April 12, 2002.




SCHEDULE 13D

     CUSIP No.  449507102
     -----------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS/
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Testco Acquisition Corp.
          IRS Id. No:  32-0010978
     -----------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -----------------------------------------------------------------------
     3.   SEC USE ONLY

     -----------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          AF
     -----------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                    (  )

     -----------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
     -----------------------------------------------------------------------
                                      7.   SOLE VOTING POWER
           NUMBER OF                       0
            SHARES                  ----------------------------------------
         BENEFICIALLY                 8.   SHARED VOTING POWER
           OWNED BY                        6,940,836
             EACH                   ----------------------------------------
           REPORTING                  9.   SOLE DISPOSITIVE POWER
            PERSON                         0
             WITH                   ----------------------------------------
                                     10.   SHARED DISPOSITIVE POWER
                                           6,940,836
     -----------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                           6,940,836
     -----------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )
     -----------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                                   83.8%(1)
     -----------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO

----------------
(1) Based on the 8,282,009 shares issued and outstanding as of the close of business on April 12, 2002.

         This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 19, 2002, relates to the offer by Testco Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aeroflex Incorporated, a Delaware corporation ("Aeroflex"), to purchase all of the outstanding shares of common stock, par value $.01 per share (including the associated rights to purchase common stock, the "Shares"), of IFR Systems, Inc., a Delaware corporation (the "Company"), at a price of $1.35 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 19, 2002, and in the related Letter of Transmittal (which together constitute the "Offer"), previously filed as exhibits (a)(1) and (a)(2), respectively, the Schedule TO.

Items 8 and 11.   Interest in Securities of the Subject Company; Additional
Information.

         Items 8 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

         The Offer expired at 12:00 noon, New York City time, on Monday, May 20, 2002. Following the expiration of the Offer, the Purchaser accepted for payment all Shares theretofore validly tendered and not withdrawn pursuant to the Offer. The Purchaser was informed by American Stock Transfer & Trust Company (as depositary for the Offer, the "Depositary") that approximately 6,940,836 Shares were validly tendered and not withdrawn as of the expiration of the Offer, including approximately 284,813 Shares tendered by notice of guaranteed delivery. This number of Shares represented approximately 83.8% of the issued and outstanding Shares of the Company and approximately 75.1% of the Shares on a fully diluted basis.

         In accordance with the terms of the Merger Agreement, dated as of April 13, 2002, among Aeroflex, the Company and the Purchaser (the "Merger Agreement") previously filed as exhibit (d)(1) to the Schedule TO, Aeroflex has determined to provide a subsequent offering period (the "Subsequent Offering Period") during which holders of Shares may tender their Shares and receive the Offer Price. The Subsequent Offering Period began at 12:01 p.m. New York City time on Monday, May 20, 2002 and expires at 11:59 p.m. New York City time on Monday, June 3, 2002. During the Subsequent Offering Period, Shares will be accepted and promptly paid for as they are tendered. Shares that are tendered during the Subsequent Offering Period may not be withdrawn. Aeroflex and the Purchaser reserve the right to extend the Subsequent Offering Period in accordance with applicable law.

         Pursuant to the terms of the Merger Agreement, any remaining publicly held Shares after the expiration of the Subsequent Offering Period will be acquired for $1.35 per Share in a subsequent second-step merger of the Purchaser and the Company (the "Merger") upon satisfaction or waiver of the conditions to the Merger under the Merger Agreement, including the approval of the Merger Agreement by holders of Shares if required by applicable law. As a result of the purchase of 83.8% of the outstanding Shares by the Purchaser in the Offer, the Purchaser has sufficient voting power to approve the Merger without the vote of any other holder of Shares. In addition, if the Purchaser acquires 90% or more of the outstanding Shares pursuant to the Offer (including during the Subsequent Offering Period), pursuant to the option to purchase Shares granted by the Company to the Purchaser under the Merger Agreement or otherwise, then the Merger would be completed without a vote of holders of Shares, in accordance with applicable law.

         Simultaneously with the acceptance for purchase of the Shares in the Offer and in accordance with the Merger Agreement, Aeroflex loaned to the Company $48.8 million and the Company paid to the lenders under the Company's credit agreement approximately $49 million in full satisfaction of the approximately $84 million owed to the lenders under the credit agreement.

         On May 20, 2002, Aeroflex issued a press release announcing the purchase of Shares in the Offer. A copy of the press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.


Item 12.      Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

         (a)(11)  Press Release, dated May 20, 2002.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    TESTCO ACQUISITION CORP.


                                    By:  /s/ Michael Gorin
                                    Name:  Michael Gorin
                                    Title: President


                                    AEROFLEX INCORPORATED

                                    By:  /s/ Michael Gorin
                                    Name:  Michael Gorin
                                    Title: President and Chief Financial
                                           Officer



Dated:  May 20, 2002


                               EXHIBIT INDEX


   (a)(11)  Press Release, dated May 20, 2002.